JINZANGHUANG TIBET PHARMACEUTICALS, INC.
Leling Economic Development Zone
Kaiyuan East Blvd.
Dezhou, Shandong Province
P.R. China 253600
Telephone:  86-5342111962

                                                                       October 6, 2011

VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re: Jinzanghuang Tibet Pharmaceuticals, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Filed September 28, 2010
       File No. 000-53254

Dear Ms. Jenkins:

I am writing in response to your letter dated September 29, 2011.  The Staff’s comments are set forth below and indented, each followed by our response.

Form 10-K for Fiscal Year Ended June 30, 2010

Financial Statements

Notes to Financial Statements

Note 1 – Business Description and Significant Accounting Policies, page F-6

1.    We have reviewed your response to our prior comment 6, noting your response that Tibet Medicine, Inc. organized Beijing Taibodekang Consulting. This appears to be inconsistent with the next sentence of your response which states that you acquired ownership of Beijing Taibodekang Consulting by committing to pay the registered equity within five years. Please clarify and revise.

Response to Comment 1

Under the corporate laws of the People’s Republic of China, the equity owners of the corporation are registered by the government as equity owners only if and when they undertake to pay to the corporation the full amount of its registered equity - i.e. the amount of equity that was approved by the government as the minimum necessary for the corporation to carry out its business plan.  Until the equity owners are so registered, they are not equity owners.  So Tibet Medicine organized Beijing Taibodekang Consulting by filing the requisite documents with the government.  However, Tibet Medicine became the owner of Beijing Taibodekang Consulting only when it committed to pay to Beijing Taibodekang Consulting the amount of its registered equity.

2.    Considering the comment above, please provide us with a detailed discussion of how you accounted for this transaction and the ownership composition of Beijing Taibodekang Consulting prior to the transaction with Tibet Medicine, Inc.

Response to Comment 2

There was no owner of Beijing Taibodekang Consulting prior to its ownership by Tibet Medicine.  We accounted for the acquisition of Beijing Taibodekang Consulting by Tibet Medicine as a capital investment by Tibet Medicine into a wholly-owned subsidiary.

3.    We have reviewed your response to our prior comment 7, noting the statements in the Share Pledge Agreement and Proxy Agreement filed as exhibit 10-b and 10-d, respectively, in your Form 8-K on January 20, 2009 are erroneous. Based on this, please file the correct executed versions of these exhibits in their entirety.

Response to Comment 3

Our 2011 Form 10-K, which we expect to file next week, will include as exhibits amended and restated versions of the Share Pledge Agreement, Proxy Agreement and Call Option Agreement.

4.    We have review your response to our prior comment 7, noting Tibet Medicine Inc., owns 100% of the registered capital of Beijing Taibodekang Consulting. In addition, we note from your response to our prior comment 6 that the shareholders of Tibet Medicine, Inc. were Wang Shuxiang and Mark Tang. This would appear to be inconsistent with your disclosure here which states that Beijing Taibodekang Consulting and Leling Jinzanghuang were both controlled by Xue Bangyi when you entered into the Entrusted Management Agreements. Please clarify or revise.

Response to Comment 4

We considered Xue Bangyi to be in control of both Beijing Taibodekang Consulting and Leling Jinzanghuang because:

•	Xue Bangyi was the chief executive officer of both Beijing Taibodekang Consulting and Leling Jinzanghuang at the time of the execution of the Entrusted Management Agreements.

•
Although Wang Shuxiang was the nominal holder of a majority of the outstanding shares of Tibet Medicine, he was holding the shares as nominee for other shareholders, as evidenced by the fact set forth in our Form 8-K filed on January 20, 2009 that immediate upon the closing of the reverse merger Wang Shuxiang transferred to those other shareholders all but a small portion of the shares he received in the public company.   Xue Bangyi received the largest portion of the shares transferred by Wang Shuxiang.

•	Xue Bangyi organized the several companies involved in the reverse merger, directed the implementation of the reverse merger, and generally exercised control over the parties.

5.    We have reviewed your response to our prior comment 9, noting no fees have been paid for the years ended June 20, 2009 and 2010. Please note that this does not address our comment therefore it is being reissued. Please revise your disclosure to state the circumstances and types of fees that will be incurred under Article 3 of the “Exclusive Technical Service and Business Consulting Agreement” filed as Exhibit 10 to the Form 8-K filed on January 20, 2009. Please disclose the amount of fees that have been paid for each reporting period.

Response to Comment 5

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will include the following in Note 1 to the Financial Statements.

The Consulting Agreement between Leling Jinzanghuang and Beijing Taibodekang requires that, in payment for the consulting services provided by Beijing Taibodekang, Leling Jinzanghuang will pay fees to Beijing Taibodekang equal to:

•	10,000 RMB per month, plus
•	95% of the annual gross profit of Leling Jinzanghuang.

The Consulting Agreement also provides, however, that Beijing Taibodekang will reimburse Leling Jinzanghuang for the amount of any net loss incurred by Leling Jinzanghuang during the period when it is managed by Beijing Taibodekang.  Because Leling Jinzanghuang incurred net losses in both of the years ended June 30, 2010 and 2009, no fees have been paid by Leling Jinzanghuang to Beijing Taibodekang for services in either of those years.

Revenue Recognition, page F-7

6. We have reviewed your response to our prior comment 10, noting you have determined you should record revenue on a gross basis based on several factors. Please address the following:

•
We note you consider yourself to be the primary obligor as you have direct customer relationships. Please provide us with a detailed discussion of how you determined this considering the disclosure on page 2 states that all of your sales agency contracts have expired.

Response to Comment 6, Bullet 1

The analysis provided in our response to prior comment 10 related to sales made during fiscal 2010 and 2009.  As noted on page 2 of the 10-K, Leling Jinzanghuang had sales agency contracts in force during those periods.  During fiscal 2011, with the expiration of the sales agency contracts, Leling Jinzanghuang has not recorded any material amount of revenue from resale of products.

•	Please clarify if you have the right to return the “returned goods” to the supplier, Shandong Jinzanghuang.

Response to Comment 6, Bullet 2

If a customer returned goods to Leling Jinzanghuang due to a defect in the products, and the defect constituted a breach of the sales agreement between Leling Jinzanghuang and Shandong Jinzanghuang, then Leling Jinzanghuang would have been entitled to return the goods to Shandong Jinzanghuang.

•	Please provide us with a detailed discussion of your marketing approach.

Response to Comment 6, Bullet 3

During the fiscal years ended June 30, 2010 and 2009, Leling Jinzanghuang’s marketing program consisted of engaging sales agents who were responsible for placing the Shandong Jinzanghuang products in retail stores.  As this program produced very poor results, Leling Jinzanghuang allowed the several sales agency agreements to expire, with the last such agreement expiring in the summer of 2010.  As noted in the 2010 Form 10-K, Leling Jinzanghuang intended to replace the sales agency marketing model with a franchise model, and was exploring opportunities to develop franchisees at the time the Form 10-K was filed.  In October 2010, however, Leling Jinzanghuang and Shandong Jinzanghuang entered into the Tripartite Cooperation Agreement, which completely altered the marketing model.  Although Leling Jinzanghuang contemplates that it will in the future engage in resales of products, all of its revenue since October 2010 has arisen from providing consulting services to sauna shops.

•	Please clarify whether you take physical possession of the goods shipped from the Shandong Jinzanghuang facility or if they are sent directly to the customer.

Response to Comment 6, Bullet 4

Leling Jinzanghuang took physical possession of the goods, then shipped to its customer from the Leling Jinzanghuang facility.

•
Please provide us with a detailed discussion of your credit risk. Your discussion should address who collects the fees from the customers, how the fees are collected and the types of payments that are received (i.e., cash, credit cards, credit).

Response to Comment 6, Bullet 5

During the year ended June 30, 2010 half of Leling Jinzanghuang’s sales were prepaid by the customers, half were made on credit.  Leling Jinzanghuang personnel collected the fees from customers to whom credit was extended.  The amount of credit risk was negligible, as Leling Jinzanghuang had no accounts receivable at December 31, 2009 or thereafter.

•
Please provide us with a detailed discussion of your how you determined you should record revenue on a gross basis considering the fact that you only have one supplier for the product, you are not involved in the specifications of the product and you make no changes to the products that are received by the customers.

Response to Comment 6, Bullet 6

ASC 605-45-45-1 states that the determination as to whether to report revenue on a gross or a net basis is a “matter of judgment.”  ASC 605-45-45-3 states that there are eight indicators supporting gross revenue.  These include two that are characterized as “strong indicators”:

•	The entity is the primary obligor (ASC 605-45-45-4).
•	The entity has general inventory risk (ASC 605-45-45-5).

The two strong indicators support reporting Leling Jinzanghuang’s revenues on a gross basis, as (a) Leling Jinzanghuang had the direct customer relationship with responsibility for fulfillment of orders and (b) Leling Jinzanghuang maintained inventory that at times exceeded 50% of annual sales.

The other six factors, which “may indicate” that gross revenue reporting is appropriate, point in both directions.  Three support gross basis reporting:

•	Leling Jinzanghuang had discretion in supplier selection, as the agreement specifically provided it authority to obtain related products from third parties (ASC 605-45-45-10)
•	Leling Jinzanghuang had physical loss inventory risk, as it took title to goods when they left the Shandong Jinzanghuang facility (ASC 605-45-45-12).

•	Leling Jinzanghuang had the entire credit risk on sales to its customers (ASC 605-45-45-13).

On the other hand, three of the “may indicate” factors support reporting on a net basis:

•	Leling Jinzanghuang had no latitude in establishing the resale price (ASC 605-45-45-8).
•	Leling Jinzanghuang did not make any changes to the products (ASC 605-45-45-9).
•	Leling Jinzanghuang was not involved in the determination of the product specifications (ASC 605-45-45-11).

To complete the analysis, ASC 605-45-45-15 states that there are three factors that indicate net revenue reporting may be appropriate.  None of them support net revenue reporting by Leling Jinzanghuang:

•	Shandong Jinzanghuang was not the primary obligor with respect to the customers of Leling Jinzanghuang (ASC 605-45-45-16).
•	The amount that Leling Jinzanghuang earned was not a fixed amount per sale nor a stated percentage of the amount billed to the customer (ASC 605-45-45-17).
•	Shandong Jinzanghuang did not have credit risk on sales to the customers of Leling Jinzanghuang (ASC 605-45-45-18).

In sum, the two “strong indicators” support gross revenue reporting by Leling Jinzanghuang, as do six of the nine other indicators.  For that reason, we determined that gross revenue reporting was appropriate.

•	Please provide us with a courtesy copy, translated into English, of the executed three year distribution contract entered into with Shandong Jinzanghuang on November 21, 2008 in its entirety.

Response to Comment 6, Bullet 7

We are on this day sending to Jamie Kessel of your staff a translation of the Sales and Service Proxy Agreement dated November 21, 2008 between Leling Jinzanghuang and Shandong Jinzanghuang.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Outline of Our Business, page 8

7. We note that you have entered into agency agreement with Shenyang Jintao Technology Co., Ltd. in October 2010. Please address the following:

•
We note from your disclosure that you coach each store on how to provide sauna services for products sold by Shandong Jinzanghuang. Please provide us with a detailed discussion of the coaching provided, how that relates to the sauna service, and how the completion of these services is determined.

Response to Comment 7, Bullet 1

Leling Jinzanghuang primarily provides information flow between the sauna stores and Shandong Jinzanghuang.  Among the services provided by Leling Jinzanghuang are the following:

•	Leling Jinzanghuang provides the staff of each sauna store training and direction regarding the use of the Shandong Jinzanghuang products.

•
Leling Jinzanghuang discusses with each sauna store the effect of weather and physical location on the efficacy of the products, and consults with Shandong Jinzanghuang regarding adjustments to the products’ ingredients to suit local and seasonal requirements.

•
Leling Jinzanghuang discusses with each sauna store the product requests made by the store and/or its customers, and provides this information to Shandong Jinzanghuang to enable it to develop new products to meet the demand.

The Shandong Jinzanghuang products are marketed by the sauna stores to their customers as part of a sauna-based beauty and health regimen.

There is no completion date for the services, which are expected to be ongoing throughout the relationship among the sauna store, Leling Jinzanghuang and Shandong Jinzanghuang.  Our accounting for revenue is based on units of the sauna store’s product usage, which is the contractual method of determining our right to revenue.

•
We note from your disclosure that Shenyang Jintao Technology Co., Ltd. remits 40% of the sauna service fee to you once the products are used. Please provide us with a detailed discussion of how the sauna service fee relates to the actual product usage. In addition, please tell us whether any of this fee is remitted to Shandong Jinzanghuang considering the manufacturing and distribution of this product is the sole responsibility of Shandong Jinzanghuang.

Response to Comment 7, Bullet 2

Payments are made to Leling Jinzanghuang directly from the sauna store.  Payments are also made to Shandong Jinzanghuang directly from the sauna store.  There is no sharing of revenue between Leling Jinzanghuang and Shandong Jinzanghuang.

Payment is made by each sauna store to Leling Jinzanghuang once a month.  The fee is equal to 40% of the price charged to customers by the sauna store during the month for products purchased from Shandong Jinzanghuang.

•	Please provide us with a courtesy copy, translated into English, of the executed agency agreement entered into with Shenyang Jintao Technology Co., Ltd on October 8, 2010 in its entirety.

Response to Comment 7, Bullet 3

We are on this day sending to Jamie Kessel of your staff a translation of the Cooperative Trial Operation Agreement between Leling Jinzanghuang and Shenyang Jintao Technology Co dated October 8, 2010, the Distribution and Cooperation Agreement between those parties dated December 30, 2010, and an amendment to the latter dated March 25, 2011.

Sincerely,

/s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer